UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Orleans Homebuilders, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

3333 Street Road
Address of Principal Executive Office (Street and Number)

Bensalem, PA 19020
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The senior management of Orleans Homebuilders, Inc. (the “Company”) is presently actively working with its bank lenders to obtain a maturity extension of its Second Amended and Restated Revolving Credit Loan Agreement that currently matures on December 20, 2009 (the “Credit Facility”) and certain longer-term modifications to borrowing base availability and other covenants prior to approximately October 31, 2009.  Given senior management’s focus on that process as well as constraints on other available personnel and resources, the Company was not able to complete its financial statements within the proscribed time.  Further, the ultimate resolution of the Company’s negotiations with it lending group with respect to the terms and conditions of the maturity extension and other modifications, or of an alternative financing arrangement or an amendment to and extension of it Credit Facility, could materially impact the Company’s financial statements, further impacting the Company’s ability to prepare its financial statements within the proscribed time.

The Company continues to work constructively with its lenders to obtain such a credit facility maturity extension and other modifications, and it currently remains hopeful a credit facility maturity extension and other modifications can be obtained.  However, the Company can offer no assurance that it will be able to obtain such a credit facility maturity extension or other modifications at all or on acceptable terms, or obtain alternative financing in the event it does not obtain such a Credit Facility maturity extension and other necessary modifications.  For additional discussion of the Company’s liquidity, including a discussion of the scheduled December 20, 2009 maturity date of the Credit Facility, please refer to the Liquidity and Capital Resources section of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the Securities and Exchange Commission on May 15, 2009, as well as the Form 8-K filed with the Securities and Exchange Commission on August 14, 2009.

In the interim period prior to completion of the Annual Report on Form 10-K, the Company intends to issue within the next several business days certain limited information with respect to the fourth fiscal quarter and full fiscal year revenue, orders, backlog, debt and liquidity levels.

The Company believes that without a Credit Facility maturity extension and other necessary modifications, or securing alternative financing in the event it does not obtain such a Credit Facility maturity extension and other necessary modifications, the Company’s external auditors will issue a unqualified opinion with an explanatory paragraph on the Company’s financial statements as there would be substantial doubt about the Company’s ability to continue as a going concern.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995

Certain information included herein and in other Company statements, reports and SEC filings is forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements concerning anticipated or expected impairments and earnings per share, anticipated amendments, modifications or extensions of the Company’s existing credit facility, anticipated or expected conditions in or recovery of the housing market, and economic conditions; the Company’s long-term opportunities; continuing overall economic conditions and conditions in the housing and mortgage markets and industry outlook; anticipated or expected operating results, revenues, sales, net new orders, pace of sales, spec unit levels, and traffic; future or expected liquidity, financial resources, debt or equity financings, amendments to or extensions of our existing revolving credit facility, strategic transactions and alternatives or other alternative recapitalization or exchange offer transactions; the anticipated impact of bank reappraisals; future impairment charges, future tax valuation allowance and its value; anticipated or possible federal and state stimulus plans or other possible future government support for the housing and financial services industries; anticipated legislation and its impact; expected tax refunds; anticipated use of proceeds from transactions; anticipated cash flow from operations; reductions in land expenditures; the Company’s ability to meet its internal financial objectives or projections, and debt covenants; potential future land sales; the Company’s future liquidity, capital structure and finances; and the Company’s response to market conditions.  Such forward-looking information involves important risks and uncertainties that could significantly affect actual results and cause them to differ materially from expectations expressed herein and in other Company statements, reports and SEC filings.  For example, there can be no assurance that the Company will be able to obtain any amendment to or extension of its existing revolving credit facility or other alternative financing or adjust successfully to current market conditions.  These risks and uncertainties include local, regional and national economic conditions, the effects of governmental regulation, the competitive environment in which the Company operates, fluctuations in interest rates, changes in home prices, the availability and cost of land for future growth, the availability of capital, our ability to modify or extend our existing credit facility or otherwise engage in a financing or strategic transaction; the availability and cost of labor and materials, our dependence on certain key employees and weather conditions.  Additional information concerning factors the Company believes could cause its actual results to differ materially from expected results is contained in Item 1A of the Company’s Annual Report on Form 10-K/A for the fiscal year ended June 30, 2008 filed with the SEC and subsequently filed Quarterly Reports of Form 10-Q.

SEC 1344 (05-06)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Garry P. Herdler	215	245-7500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of its assessment of inventory in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment or Disposal of Long-Live Assets,” the Company has concluded that an impairment of its inventory exists. At this time, the Company has not determined the amount of impairment charge, but believes its fourth quarter of fiscal 2009 results, including  its fourth quarter of fiscal 2009 basic and diluted loss per share from continuing operations will be impacted by a material amount of non-cash pre-tax inventory impairment charges.  The fourth quarter of fiscal 2008 results included inventory impairment charges of approximately $20 million.

On August 3, 2009, the Company completed a private debt exchange offering, and related bank lender consent, for exchange of 100% of its $75 million aggregate principal amount of unsecured junior subordinated trust preferred securities issued by an affiliate of the Company on November 23, 2005 for newly issued unsecured junior subordinated notes issued by OHI Financing, Inc., a wholly owned subsidiary of the Company (the “Junior Debt Exchange Agreement”).  The Company has not yet determined the proper valuation for the accounting treatment of this transaction, including the discounted redemption feature of the newly issued unsecured junior notes.  Further, as the attention of the Company’s senior management has been focused on matters relating to its Credit Facility, the Company has not yet been able to adequately review the inventory impairment charges to be recorded.  The resolution of the Company’s discussions with its lenders may also have an impact on the recorded impairment charges.  For these reasons, the Company is not able to give a reasonable estimate of the impairment charges or loss per share for the Company’s fourth fiscal quarter at this time.

ORLEANS HOMEBUILDERS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 29, 2009	By	/s/ Garry P. Herdler
Name: Garry P. Herdler
Title: Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).